BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 AUG -5 [illegible]

BAA

29 July 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02049048

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

02 AUG -5

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 26 July 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

02 AUG -6 [illegible]

Embargoed until 0700 hours Monday 29 July 2002

BAA RESULTS

FOR THE THREE MONTHS TO 30 JUNE 2002

BAA INVESTING FOR THE FUTURE

- Investment in UK airport infrastructure up 29.7% to £153 million (£118 million) as preparatory work on Terminal 5 continued, with total Group capital expenditure up 26.6% to £162 million (£128 million).
- Passenger traffic 32.0 million (1.7% decline).
- Normalised profit before tax £143 million (£152 million - decline of 5.9%), primarily reflecting lower passenger numbers and increased security, insurance and interest costs.
- Net retail income up 1.6% to £126 million (£124 million) and net retail income per passenger up 3.9% to £3.96 (£3.81).

An interview with BAA's Chief Executive, Mike Hodgkinson, reviewing BAA's first quarter is available for viewing from 7.30am (British Summer Time) on BAA's website - www.baa.com/investor.

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

SUMMARY OF RESULTS

	3 months to 30 June 2002	3 months to 30 June 2001	Change %
Passenger traffic	32.0m	32.6m	(1.7)
Revenue*	£477m	£482m	(1.0)
EBITDA*	£221m	£220m	0.5
Group operating profit*	£158m	£163m	(3.1)
Normalised profit before tax**	£143m	£152m	(5.9)
Profit before tax	£143m	£150m	(4.7)
Earnings per share	9.3p	9.8p	(5.1)
Capital expenditure	£162m	£128m	26.6

* Continuing operations only and excludes joint ventures.
** Excludes joint ventures.
FRS 17 applied in both periods.

BAA plc, the international airport group, today announced normalised profit before tax for the first quarter to 30 June 2002 of £143 million (30 June 2001: £152 million), a decrease of 5.9%. This primarily reflects the reduction in traffic, £5 million additional security and insurance costs and the cost of increased gross borrowings.

Earnings per share decreased by 5.1% to 9.3 pence (9.8 pence).

CHIEF EXECUTIVE'S COMMENT

BAA's chief executive, Mike Hodgkinson, said: "Passenger volumes in the first three months have remained below the level of the previous year, in line with the performance anticipated for the first half year and largely reflecting changes in Public Holiday patterns. However, airport retailing has continued to perform well with increases in net retail income and net retail income per passenger.

In line with our original estimates, we will incur approximately £25 million of additional security and insurance costs this year arising from 11 September.

OPERATING AND FINANCIAL REVIEW

UK airports

In the three months to 30 June 2002, passenger traffic at BAA's UK airports reduced by 1.7%, to 32.0 million (32.6 million) passengers, leading to a 2.9% decrease to £168 million (£173 million) in UK airport charges revenue.

UK airport retailing, including World Duty Free Europe, continued to perform well, particularly in car parking and catering. In the first quarter, net retail income was up 1.6% to £126 million (£124 million), with net retail income per passenger up 3.9% to £3.96 (£3.81).

UK airport operating profit, excluding World Duty Free Europe, was down 2.7% to £144 million (£148 million). World Duty Free Europe's operating profit was unchanged from last year at £5 million.

Heathrow Express

Heathrow Express' operating profit was £2 million (£3 million) on revenue unchanged from last year at £16 million. Heathrow Express passenger numbers for the three months were down 2.3%.

BAA Lynton

BAA Lynton's operating profit was unchanged at £5 million on slightly reduced revenue of £5 million (£6 million).

BAA McArthurGlen

The joint venture operations have performed ahead of last year. Discussions continue in respect of dissolving the joint venture.

Interest charge

The Group's net interest charge for the three months, excluding joint ventures, increased to £26 million (£21 million). Capitalised interest was £5 million (£8 million) as a result of a lower average cost of borrowing. Other finance income of £11 million (£12 million) was recorded, in line with FRS17.

Segmental summary - excluding joint ventures

	Revenue to 30 June 2002 £m	Revenue to 30 June 2001 £m	Operating profit to 30 June 2002 £m	Operating profit to 30 June 2001 £m
Airports - UK and overseas	368	368	146	151
World Duty Free Europe – UK airports	86	86	5	5
Rail - Heathrow Express	16	16	2	3
BAA Lynton	5	6	5	5
Other	2	6	---	(1)
Total – continuing operations	**477**	**482**	**158**	**163**
Discontinued operations	---	65	---	(2)
TOTAL	**477**	**547**	**158**	**161**

Statement of total recognised gains and losses for the three months ended 30 June 2002

Year ended 31 March 2002 £m		30 June 2002 £m (unaudited)	30 June 2001 £m (unaudited)
165	Profit for the period attributable to shareholders *	98	103
74	Unrealised surplus on revaluation of investment properties	-	-
(124)	(Loss)/gain on net pension assets	(226)	16
37	*Deferred tax associated with loss/(gain) on net pension assets*	68	(5)
2	Currency translation differences on foreign currency net investments	(1)	1
154	Total recognised gains and losses relating to the period	(61)	115

* Including joint ventures and associates of £nil (30 June 2001: loss of £2m; 31 March 2002: loss of £22m).

Consolidated balance sheet as at 30 June 2002

31 March 2002 £m		30 June 2002 £m (unaudited)	30 June 2001 £m (unaudited)
	Fixed assets		
10	Intangible assets	10	171
6,975	Tangible assets	7,078	6,706
	Investments in joint ventures:		
51	Share of gross assets	52	48
(39)	Share of gross liabilities	(40)	(35)
39	Loans	31	24
51		43	37
6	Investments in associates	6	6
80	Other investments	79	57
7,122		7,216	6,977
	Current assets		
34	Stocks	35	85
183	Debtors	248	254
840	Short-term investments	1,253	351
99	Cash at bank and in hand	157	54
1,156		1,693	744
(701)	**Creditors**: amounts falling due within one year	(738)	(918)
455	Net current assets/(liabilities)	955	(174)
7,577	**Total assets less current liabilities**	8,171	6,803
	Creditors: amounts falling due after more than one year		
(2,256)	Other creditors	(2,326)	(1,476)
(311)	Convertible debt	(729)	(310)
(2,567)		(3,055)	(1,786)
	Provisions for liabilities and charges		
	Investments in joint ventures:		
180	Share of gross assets	170	192
(224)	Share of gross liabilities	(214)	(214)
(44)		(44)	(22)
(442)	Other provisions	(448)	(418)
(486)		(492)	(440)
(6)	**Equity minority interests**	(7)	(11)
4,518	**Net assets excluding pension asset and pension and other post retirement liabilities**	4,617	4,566
299	Pension asset	140	395
(10)	Pension and other post retirement liabilities	(10)	(8)
4,807	**Net assets including pension asset and pension and other post retirement liabilities**	4,747	4,953
1,066	Share capital	1,066	1,063
3,741	Reserves	3,681	3,890
4,807	**Equity shareholders' funds**	4,747	4,953
£4.51	Net asset value per share	£4.46	£4.66

Consolidated cash flow statement for the three months ended 30 June 2002

Year ended 31 March 2002 £m		30 June 2002 £m (unaudited)	30 June 2001 £m (unaudited)
	Operating activities:		
550	Operating profit	158	161
250	Depreciation	63	59
7	Amortisation	-	3
6	Fixed assets written off	-	-
(1)	Increase in stocks	(1)	(7)
(4)	Increase in debtors	(60)	(38)
6	Increase in creditors	11	13
(2)	Decrease in provisions	-	-
46	Decrease in net pension assets	13	12
858	**Net cash inflow from operating activities**	184	203
18	**Dividends received from joint ventures and associates**	-	7
	Returns on investments and servicing of finance:		
(118)	Interest paid	(50)	(7)
30	Interest received	14	6
1	Dividends received from other fixed asset investments	-	-
(3)	Dividends paid to minority interests	-	(2)
(90)		(36)	(3)
(135)	**Tax paid**	(32)	(27)
	Capital expenditure and financial investment:		
(628)	Additions to operational assets	(139)	(137)
(3)	Additions to investment properties	(5)	(4)
1	Sale of operational assets	1	-
48	Sale of investment properties	-	2
(55)	Reductions in/(additions to) long-term investments	9	(7)
2	Sale of current asset investments	-	-
(635)		(134)	(146)
	Acquisitions and disposals:		
(1)	Deferred consideration paid in respect of a subsidiary undertaking acquired in a prior year	-	-
(21)	Acquisition of joint ventures	-	(21)
11	Disposal of subsidiary undertakings	-	-
(12)	Net cash disposed of with subsidiary undertakings	-	-
(23)		-	(21)
(188)	**Equity dividends paid**	-	-
(195)	**Cash (outflow)/inflow before use of liquid resources and financing**	(18)	13
	Management of liquid resources:		
(532)	Cash placed on deposit	(199)	(97)
(46)	(Purchase)/sale of commercial paper	(214)	10
(578)		(413)	(87)
	Financing:		
21	Issue of shares	1	10
731	Net increase/(decrease) in debt	488	(2)
752		489	8
(21)	**Increase/(decrease) in cash in the period**	58	(66)

NOTES

1. This statement has been prepared in accordance with the accounting policies applied in the 2001/02 annual report.
2. The interest charge is shown net of capitalised interest in respect of the Group of £5m (30 June 2001: £8m; 31 March 2002: £32m).
3. The taxation charge for the three months ended 30 June 2002 has been based on the estimated effective rate for the full year before exceptionals of 31% (30 June 2001: 30%; 31 March 2002: 30%).
4. The Group's investment properties are included at 31 March 2002 valuations as adjusted for additions and disposals since that date.
5. Airport fixed assets in the course of construction include £415m in respect of Terminal 5 at Heathrow Airport for which planning consent has now been given (30 June 2001: £281m; 31 March 2002: £377m). If for any reason the outcome of the current regulatory review is unsatisfactory, and as a result the project does not proceed, an element of costs relating to the project will be charged to the profit and loss account later this year.
6. Liabilities include net borrowings of £1,668m (30 June 2001: £1,553m; 31 March 2002: £1,651m).
7. At 30 June 2002, the pension scheme had net assets of £140 million (30 June 2001: £395 million; 31 March 2002: £299 million) valued in accordance with FRS 17.
8. The information shown for the year ended 31 March 2002 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2002, which have been filed with the Registrar of Companies. The auditors have reported on those financial statements; their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
26 July 2002